FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX


Document

No. 1   FRN Variable Rate Fix announcement dated 28 September, 2004
    2   FRN Variable Rate Fix announcement dated 28 September, 2004
    3   FRN Variable Rate Fix announcement dated 29 September, 2004
    4   FRN Variable Rate Fix announcement dated 29 September, 2004
    5   Director Shareholding announcement dated 29 September, 2004
    6   FRN Variable Rate Fix announcement dated 30 September, 2004
    7   Director Shareholding announcement dated 01 October, 2004

Document No.1

RE: NORTHERN ROCK PLC
    GBP 30,000,000.00
    MATURING: 27-Jun-2006
    ISSUE DATE:27-Jun-2003
    ISIN: XS0171778268

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-SEP-2004 TO 29-DEC-2004 HAS BEEN FIXED AT 4.973750 PCT.

DAY BASIS 93/365

INTEREST PAYABLE VALUE 29-DEC-2004 WILL AMOUNT TO:
GBP 126.73 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No 2.


RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 26-Sep-2005
    ISSUE DATE:26-Mar-2004
    ISIN: XS0189430423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-SEP-2004 TO 29-DEC-2004 HAS BEEN FIXED AT 4.958750 PCT.

DAY BASIS 93/365

INTEREST PAYABLE VALUE 29-DEC-2004 WILL AMOUNT TO:
GBP 126.35 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.3


RE: NORTHERN ROCK PLC
    GBP 1,310,000.00
    MATURING: 06-Aug-2010
    ISSUE DATE:06-Aug-2004
    ISIN: XS0198294489

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Aug-2004 TO 08-Nov-2004 HAS BEEN FIXED AT 5.075000 PCT.

DAY BASIS 94/365

INTEREST PAYABLE VALUE 08-Nov-2004 WILL AMOUNT TO:
GBP 13.07 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 858/3855 OR FAX: 44 20 7508 3881.

Document No.4


RE: NORTHERN ROCK PLC
    GBP 2,482,000.00
    MATURING: 29-Sep-2008
    ISSUE DATE:28-Mar-2003
    ISIN: XS0166211457

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-SEP-2004 TO 29-DEC-2004 HAS BEEN FIXED AT 5.063750 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 29-DEC-2004 WILL AMOUNT TO:
GBP 12.76 PER GBP 1,000.00 DENOMINATION.
GBP 127.63 PER GBP 10,000.00 DENOMINATION.
GBP 1,276.34 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No.5


                               NORTHERN ROCK PLC

                     NOTIFICATION OF ACQUISITION OF SHARES

                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth

D F Baker

R F Bennett

have a potential interest in QUEST and that on 28 September 2004 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

    721            GBP7.3241                       0.0002


Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the aforementioned 721 shares to nil.

Document No.6


RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 1,246,000.00
    MATURING: 29-Dec-2008
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171561797

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Sep-2004 TO 29-Dec-2004 HAS BEEN FIXED AT 5.066250 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 29-Dec-2004 WILL AMOUNT TO:
GBP 12.63 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 858/3855 OR FAX: 44 20 7508 3881.

Document No.7

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 1 October 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,750 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,453,844 Shares representing 1.29% of the Company's issued share capital.



 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  04 October, 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary